UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM N8-F

              APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                              INVESTMENT COMPANIES

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY one; for description, see Instruction 1 above):

     [ ] MERGER

     [X] LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Select Advisors Portfolios (including the following series: Touchstone Emerging Growth Portfolio, Touchstone International Equity Portfolio, Touchstone Income Opportunity Portfolio, Touchstone Value Plus Portfolio, Touchstone Growth & Income Portfolio, Touchstone Growth & Income II Portfolio, Touchstone Bond Portfolio, Touchstone Bond II Portfolio, Touchstone Standby Income Portfolio and Touchstone Balanced Portfolio).

3.   Securities and Exchange Commission File No.:

     File No.: 811-8778

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [ ]     Initial Application                     [X]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, and Zip Code).

     311 Pike Street
     Cincinnati, OH 45202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Cynthia Surprise, Counsel
     Investors Bank & Trust
     200 Clarendon Street
     Boston, MA 02116
     617-204-4652

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Investors Bank & Trust                  Touchstone Advisors, Inc.
     200 Clarendon Street                    311 Pike Street
     Boston, MA 02116                        Cincinnati, OH 45202
     617-443-6856                            513-361-7948

     NOTE:ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X]     Management company;
     [ ]     Unit investment trust; or
     [ ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]    Open-end                [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:


     INVESTMENT ADVISOR      Touchstone Advisors, Inc.
                             311 Pike Street
                             Cincinnati, OH 45202


SUB-ADVISORS

Touchstone Bond Portfolio,                      Fort Washington Investment Advisors, Inc.
Touchstone Bond II Portfolio,                   550 East 4th Street
Touchstone Value Plus Portfolio and             Cincinnati, OH 45202
Standby Income Portfolio

                                       2

Touchstone Municipal Bond Portfolio             Neuberger & Berman
                                                605 Third Avenue
                                                New York, NY 10158-3698

Touchstone Growth & Income Portfolio            Scudder Kemper Investments, Inc.
Touchstone Growth & Income II Portfolio         345 Park Avenue
                                                New York, NY 10154

                                                Fort Washington Investment Advisors, Inc.
                                                550 East Fourth Street
                                                Cincinnati, OH 45202

Touchstone Balanced Portfolio                   OpCap Advisors
                                                Oppenheimer Tower
                                                One World Financial Center
                                                New York, NY 10281

Harbor Capital Management Company, Inc.
                                                125 High Street, 26th Floor
                                                Boston, MA 02110

                                                Morgan Grenfell Capital Management, Inc.
                                                885 Third Avenue
                                                New York, NY 10022

Touchstone Income Opportunity Portfolio         Alliance Capital Management Corp., L.P.
                                                1345 Avenue of the Americas
                                                New York, NY 10154

Touchstone International Equity Portfolio       BEA Associates
                                                153 East 53rd Street
                                                New York, NY 10022

Touchstone Emerging Growth Portfolio            David L. Babson and Company, Inc.
                                                One Memorial Drive
                                                Cambridge, MA 02142-1300

                                                Westfield Capital Management Company, Inc.
                                                One Financial Center
                                                Boston, MA 02111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Touchstone Securities, Inc.
                311 Pike Street
                Cincinnati, OH  45202

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es): N/A

     (b)  Trustee's name(s) and address(es): N/A


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [X]     Yes             [ ]     No

     If Yes, for each UIT state:

     Name:   Western and Southern Life Assurance Company
             Separate Account 1

     File No.:       811-8420

     Name:    Western and Southern Life Assurance Company
              Separate Account 2

     File No.:   811-8550


     Business Address:       Western and Southern Life Assurance Company
                             400 Broadway
                             Cincinnati, OH 45202


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]     Yes             [ ]     No

     If Yes, state the date on which the board vote took place:

     June 18, 1998

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ]     Yes             [X ]     No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain: The Registrant and other entities were part of a hub and spoke investment structure that were reorganized as multi-class funds pursuant to an exemptive order that allowed redemption-in-kind to affiliates of the Registrant. In the reorganization, each Trust A Fund and each Trust C Fund withdrew all of their respective assets from the corresponding Portfolio of Select Advisors Portfolios. Each Trust C Fund exchanged its assets for Class C shares of the corresponding Trust A Fund and distributed those shares to its shareholders. Each shareholder of each Trust C Fund received an equal number of the corresponding Trust A Fund's Class C shares. In addition, each of Separate Account 1 and Separate Account 2 also had withdrawn their assets from Select Advisors Portfolios prior to the reorganization. A shareholder vote to liquidate the fund was not required by the fund's declaration of trust or by-laws.

II. DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X ]     Yes             [ ]     No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          December 31, 1998

     (b)  Were the distributions made on the basis of net assets?

          [X]     Yes             [ ]     No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]     Yes             [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in kind?

          [X ]     Yes             [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          In the despoking transaction, described above in Item 15, all of the securities of the Registrant were distributed to the spoke funds, including Western and Southern Life Assurance Company Separate Account 1 and Separate Account 2. Effective immediately after the close of business on December 31, 1998, two new portfolios, Touchstone Growth & Income Fund and Touchstone Bond Fund, were established in the Select Advisors Variable Insurance Trust, and Select Advisors Variable Insurance Trust was subsequently renamed Touchstone Variable Series Trust ("VST"). The shares of the newly established VST: Touchstone Growth & Income Fund and VST: Touchstone Bond Fund, (collectively "VST Funds") were substituted for shares of the Select Advisors Portfolios:
          Growth & Income Portfolio II and the Select Advisors Portfolios: Bond Portfolio II respectively, (collectively "SAP Funds") held by Western-Southern Life Assurance Company Separate Account 1 and Separate Account 2. This transaction was achieved through an in-kind redemption from the SAP Funds and a corresponding in-kind contribution to the VST Funds of the net assets of the SAP Funds. As a result of this transaction, the SAP Funds ceased to be available as investment options for Separate Accounts 1,2.

17. CLOSED-END FUNDS ONLY:
    Has the fund issued senior securities?

    [ ]     Yes             [ ]     No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18. Has the fund distributed ALL of its assets to the fund's shareholders?

    [X]     Yes             [ ]     No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ]     Yes             [X]     No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?

    [ ]     Yes             [X]     No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b)  Why has the fund retained the remaining assets?

    (c)  Will the remaining assets be invested in securities?

         [ ]     Yes             [ ]     No

21. Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
    certificates if the fund is a face-amount certificate company) or any other liabilities?

    [ ]     Yes             [X]     No

    If Yes,

    (a)  Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the  expenses  incurred  in  connection  with the  Merger  or
         Liquidation:

     (i)  Legal expenses:       $190,346.00 (Total expenses for all entities)

     (ii)  Accounting expenses: $16,300.00 (Total expenses for all entities)

     (iii) Other expenses (list and identify separately):

     (iv)  Total expenses (sum of lines (i)-(iii) above):     $206,646.00

     (b) How were those expenses allocated?

     Touchstone Advisors, Inc., paid all expenses listed in 22(a) above.

     (c) Who paid those expenses?

     Touchstone Advisors, Inc., paid all expenses listed in 22(a) above.

     (d) How did the fund pay for unamortized expenses (if any)?

     Touchstone Advisors, Inc., paid all the unamortized expenses of the fund.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X ]     Yes             []     No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Initial Application filed February 7, 2000. File number 811-8778. Amended Application filed May 25, 2000. File number 811-8778.

V.  CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ]     Yes             [X]     No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ]     Yes             [ X]     No

    If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Select Advisors Portfolios (the "Fund"), (ii) she is the President of the Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                                /s/ Jill McGruder
                                                -----------------
                                                Jill McGruder